SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                             FUQUA ENTERPRISES, INC.
                             -----------------------
                                (Name of Issuer)



                     Common Stock, par value $2.50 per share
                     ---------------------------------------
                         (Title of Class of Securities)



                                   361022-10-6
                                   -----------
                                 (CUSIP Number)




                                 Gene J. Minotto
                              115 Wilderbluff Court
                             Atlanta, Georgia 30328
                            Telephone: (770) 368-4700
--------------------------------------------------------------------------------
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                               and Communications)





                                December 1, 1997
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

-------------------------------
CUSIP NO.        361022-10-6
-------------------------------
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1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                 Gene J. Minotto
                 ###-##-####

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2.       Check the Appropriate Box if a Member of a Group
                                                                      (a)
                                                                          ----
                                                                      (b)
                                                                          ----
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3.       SEC Use Only

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4.       Source of Funds

         Not Applicable

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5.       Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
         Item 2(d) or 2(e)                                              ________

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6.       Citizenship or Place of Organization

                 United States

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Number of           7.  Sole Voting Power          366,666
Shares                                            ---------------------------
Beneficially        8.  Shared Voting Power        300,000
Owned by                                          ---------------------------
Each Reporting      9.  Sole Dispositive Power     366,666
Person                                            ---------------------------
With                10. Shared Dispositive Power   300,000
                                                  ---------------------------
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         Gene J. Minotto may be deemed to own beneficially 666,666 shares of Common Stock (366,666 shares which he owns individually and 300,000 shares as to which he shares voting and dispositive power as a member of Minotto Management Company, LLC).
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares _____
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13.      Percent of Class Represented by Amount in Row (11)

         Approximately  14.7%

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14.      Type of Reporting Person

         IN

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



                                  Introduction

     This  statement  constitutes  Amendment  No.  2  ("Amendment  No.  2") to a
Schedule 13D, dated November 20, 1995 (the "Schedule 13D"), of Gene J. Minotto, with respect to the common stock, par value $2.50 per share (the "Common Stock"), of Fuqua Enterprises, Inc., a Delaware corporation (the "Issuer").

     On December 1, 1997, Gene J. Minotto transferred, for estate planning purposes, certain assets, including a total of 300,000 shares of Common Stock, to Minotto Partners, L.P., a Georgia limited partnership ("Minotto Partners") in exchange for limited partnership interests equaling 99% of the total outstanding partnership interests of Minotto Partners. The sole general partner of Minotto Partners is Minotto Management Company, LLC, a Georgia limited liability company ("Minotto LLC"). At Minotto LLC's inception, the members of Minotto LLC were Gene J. Minotto (holder of a 70% equity interest therein) and Marc Minotto (holder of a 30% equity interest therein). On December 3, 1997, Gene J. Minotto transferred a portion of his holdings in Minotto LLC representing 30% of the interest therein to Paul Minotto. As of December 5, 1997, the members of Minotto LLC were Gene J. Minotto (holder of a 40% equity interest therein), Marc Minotto (holder of a 30% equity interest therein) and Paul Minotto (holder of a 30% equity interest therein).

Item 3.  Source and Amount of Funds or Other Consideration.

     Gene J. Minotto transferred to Minotto Partners 300,000 shares of the Issuer's Common Stock and certain other assets in exchange for 99% of the total outstanding limited partnership interests of Minotto Partners.

Item 4.  Purpose of Transaction.

     The transactions consummated by Gene J. Minotto and described in this Amendment No. 2 were made for estate planning purposes. Mr. Minotto may (subject to the terms of the Voting Agreement (as defined below)) change any of his current intentions, acquire additional shares of Common Stock or sell or otherwise dispose of all or any part of the Common Stock beneficially owned by him, or take any other action with respect to the Issuer or any of its debt or equity securities in any manner permitted by law.

     Other than the events described in that certain Voting Agreement (the "Voting Agreement") dated as of September 5, 1997 by and between Graham-Field Health Products, Inc. ("GFHP") and Mr. Minotto described in, and filed as, an exhibit to Gene J. Minotto's Amendment No. 1 to the Schedule 13D, filed with the Securities and Exchange Commission on September 9, 1997, Mr. Minotto has no plans or proposals which relate to or would result in any of the events described in items (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a)-(b) Gene J. Minotto (i) owns of record 300,000 shares of the Issuer's Common Stock and (ii) owns vested options to acquire an additional 66,666 shares of the Issuer's Common Stock.

     (c) Except as described in this Amendment No. 2, Mr. Minotto has not effected any transaction in the Common Stock during the past sixty days.

     (d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationship with Respect to Securities of the Issuer.

     Pursuant to the Voting Agreement referenced in Item 4, in order to effectuate the transfer of Common Stock by Mr. Minotto to Minotto Partners, it was necessary to obtain the written consent of GFHP, which consent was granted by GFHP pursuant to a Letter Agreement (the "Letter Agreement") dated as of November 25, 1997 and attached hereto as Exhibit 1). As part of such consent agreement, (i) Minotto Partners and Minotto LLC agreed to be bound by all of the terms, conditions and provisions contained in the Voting Agreement and (ii) GFHP agreed to enter into a registration rights agreement with Minotto Partners providing for the registration for sale of the shares of GFHP common stock, par value $.025 per share, which Minotto Partners will receive pursuant to an Agreement and Plan of Merger (the "Merger Agreement") by and among the Issuer, GFHP Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of GFHP, and GFHP, which provides for the acquisition of the Issuer by GFHP. The Merger Agreement is incorporated herein by reference to the Issuer's Current Report on Form 8-K dated September 5, 1997.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Letter Agreement among Graham-Field Health Products, Inc., Gene J. Minotto and Minotto Partners, L.P.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 5, 1997


                                        /s/ Gene J. Minotto
                                        ---------------------------
                                        GENE J. MINOTTO